EXHIBIT 99.1

Magal Security Systems Reports
Third quarter 2015 Financial Results

YEHUD, ISRAEL, November 24, 2015 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine month periods ended September 30, 2015. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

RESULTS SUMMARY

•	Strong sequential revenue growth of 8% to $17 million in 2015;

•	All time record gross margins for Magal at 49.6%;

•	Net income of $0.9 million or $0.05 per share;

•	Net cash at quarter-end of $30.7 million;

THIRD QUARTER 2015 RESULTS

Revenues for the third quarter of 2015 were $17.0 million, a sequential increase of 8% compared with revenues of $15.7 million in the prior quarter and a decrease of 21% compared with revenues of $21.5 million in the third quarter of 2014.

Gross profit in the third quarter of 2015 was $8.4 million, or 49.6% of revenues, compared with a gross profit of $7.3 million or 46.4% of revenues in the prior quarter and a gross profit of $10.4 million, or 48.3% of revenues, in the third quarter of 2014. The increase in gross margin between quarters is a function of revenue mix between projects executed and products sold.

Operating income in the third quarter of 2015 was $1.3 million compared to operating income of $1.4 million in the prior quarter and operating income of $2.6 million in the third quarter of 2014.

Net income in the third quarter of 2015 was $0.9 million, or $0.05 per share, compared with net income of $190 thousand, or $0.01 per share in the prior quarter and net income of $3.6 million, or $0.22 per share, in the third quarter of 2014.

Cash, short term deposits and restricted deposits, net of bank debt, as of September 30, 2015, were $30.7 million, or $1.88 per share, compared with cash, short term deposits and restricted deposits, net of bank debt of $28.0 million, or $1.73 per share, as of December 31, 2014.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We are pleased with the results and the continued sequential and steady growth in sales we have seen over the past two quarters, in particular our high level of gross margins. Furthermore, as we move into the latter part of 2015, we are seeing increased interest in our security solutions, especially from European and North American markets.”

“We are seeing strong interest for our new and sophisticated technological solutions such as our fiber-optic sensors as well as Roboguard. We are also seeing increasing demand for hybrid physical and cyber security, and booked a major order in the US for one of the world’s largest chemical manufacturers. This order covered four sites and included our fence mounted fiber product as well as Tungsten switches, streaming the full security network throughput, including camera feeds, and ensuring the cyber security of that network. Maintenance contracts are also becoming an increasing part of our business, currently making up about 10% of our revenues on an ongoing basis, providing us with additional stability and visibility. We believe that as security of critical infrastructure becomes an increasing focus in Western markets, we will continue to see growing traction for our products and services,” concluded Mr. Koursh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 24, 2015, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0687; UK: 0 800 917 5108; Intl.: +972 3 918 0687

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@gkir.com
* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014	% change	2015	2014	% change
Revenue	$17,011	$21,474	(20.8)	$44,466	$50,227	(11.5)
Cost of revenue	8,573	11,111	(22.8)	24,315	28,698	(15.3)

Gross profit	8,438	10,363	(18.6)	20,151	21,529	(6.4)
Operating expenses:
Research and development, net	1,031	1,015	1.6	3,065	3,515	(12.8)
Selling and marketing	4,467	4,881	(8.5)	10,678	12,761	(16.3)
General and administrative	1,652	1,837	(10.1)	4,941	5,538	(10.8)
Total operating expenses, net	7,150	7,733	(7.5)	18,684	21,814	(14.3)

Operating income (loss)	1,288	2,630		1,467	(285)
Financial income, net	758	1,319		504	1,077

Income before income taxes	2,046	3,949		1,971	792

Income tax expense (benefit)	1,172	320		1,379	314

Net income	874	3,629		592	478

Less income (loss) attributable to non-controlling interests	10	(5)		(12)	(55)

Net income attributable to shareholders'	864	3,634		604	533

Basic net earnings per share	$0.05	$0.22		$0.04	$0.03

Diluted net earnings per share	$0.05	$0.22		$0.04	$0.03

Weighted average number of shares used in computing basic net income per share	16,377,589	16,179,805		16,334,337	16,158,283

Weighted average number of shares used in computing diluted net income per share	16,467,839	16,207,140		16,432,110	16,187,611

	Three Months Ended September 30		Nine Months Ended September 30,
	2015%	2014%	2015%	2014%

Gross margin	49.6	48.3	45.3	42.9
Research and development, net as a % of revenues	6.1	4.7	6.9	7.0
Selling and marketing as a % of revenues	26.3	22.7	24.0	25.4
General and administrative as a % of revenues	9.7	8.6	11.1	11.0
Operating margin	7.6	12.2	3.3	N/A
Net margin	5.1	16.9	1.4	1.1

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2015	2014
CURRENT ASSETS:
Cash and cash equivalents	$18,212	$21,602
Short-term bank deposits	9,475	8,001
Restricted deposits	3,071	2,844
Trade receivables, net	12,019	20,875
Unbilled accounts receivable	4,734	4,093
Other accounts receivable and prepaid expenses	2,627	2,102
Inventories	8,166	8,147
Deferred income taxes	403	625

Total current assets	58,707	68,289

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	690	232
Long-term deposits and restricted bank deposits	113	134
Severance pay fund	1,933	2,187
Deferred income taxes	278	463

Total long-term investments and receivables	3,014	3,016

PROPERTY AND EQUIPMENT, NET	5,401	6,111

OTHER INTANGIBLE ASSETS, NET	1,407	1,847

GOODWILL	4,297	4,496

TOTAL ASSETS	$72,826	$83,759

	September 30,	December 31,
	2015	2014

CURRENT LIABILITIES:

Short-term bank credits	$-	$2,571
Current maturities of long-term bank debt	-	500
Trade payables	3,796	6,272
Customer advances	2,170	1,262
Other accounts payable and accrued expenses	9,925	11,879

Total current liabilities	15,891	22,484

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	25	1,406
Deferred income taxes	178	193
Accrued severance pay	2,990	3,719

Total long-term liabilities	3,193	5,318

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2015 and December 31, 2014; Issued and outstanding: 16,378,872 shares at September 30, 2015 and 16,269,022 shares at December 31, 2014	4,963	4,935
Additional paid-in capital	69,751	69,174
Accumulated other comprehensive income (loss)	(1,035)	2,041
Foreign currency translation adjustments (stand alone financial statements)	296	632
Accumulated deficit	(20,166)	(20,770)

Total shareholders' equity	53,809	56,012
Non controlling interest	(67)	(55)

TOTAL SHAREHOLDERS' EQUITY	53,742	55,957

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$72,826	$83,759